October 21, 2009

VIA EDGAR
Larry Greene, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Merger Proxy Statement/Prospectus on Form N-14 (File No. 333-161764)
of Prospect Capital Corporation and Patriot Capital Funding, Inc.

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Prospect Capital Corporation hereby requests acceleration of the Proxy Statement/Prospectus on Form N-14 filed on September 4, 2009 and amended on October 20, 2009 so that it may become effective by 5:00 p.m. on October 22, 2009 or as soon as thereafter practicable.

Prospect Capital Corporation and Patriot Capital Funding, Inc. hereby acknowledge that: (1) each is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (3) neither company may assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Prospect Capital Corporation		Patriot Capital Funding, Inc.

/s/ Brian H. Oswald		/s/ Richard P. Buckanavage
Name:	Brian H. Oswald	Name:	Richard P. Buckanavage
Title:	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary	Title:	President and Chief Executive Officer